January 5, 2023

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Mr. Alper:

This letter is submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated December 15, 2022 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12073), filed with the Commission on November 18, 2022 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Second Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1)	To enhance readability and understanding of the nature of your business, please revise the first paragraph describing your company using plain English principles so that someone not already familiar with your business may easily understand it.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page 1 in the first paragraph describing the Issuer.

2)	Please revise to identify the types of third parties and the specific affiliates of the Developer and Company who might receive loans.

Issuer’s Response: The Issuer no longer intends to make loans to any parties beyond MCI Development 1, LLC (the “Developer”) and its wholly-owned special purpose entity (“SPE”) subsidiaries. As such, the First Amendment has been revised to confine the Issuer’s stated business activities to the making of loans to the Developer and/or its SPEs. Further, please see the revised LLC Agreement of the Issuer, which is being filed as Exhibit (2)(b) of the First Amendment, and the revised Loan Policies and Procedures of the Issuer, which is being filed as Exhibit (99) of the First Amendment.

3)	We note your disclosure that you, your Sponsor, Manager, and Developer are under common ownership. Please expand your disclosure to discuss the Sponsor and Manager's ability to cause the Developer to distribute or transfer cash from operations to fund other affiliated projects of the Sponsor.

Issuer’s Response: Please see the revised disclosure under “Our Sponsor and Management,” and “The Developer” found on page 3 of the First Amendment. Our Sponsor and Manager has no management authority as it relates to the Developer. The Developer is a member-managed limited liability company owned equally by AI Investments, LLC and ZI Investments, LLC, each of which is owned by a revocable trust for which Aaron Ipour and Zach Ipour act as Trustee, respectively. As such, our Sponsor and Manager cannot direct the transfer or distribution of cash from the Developer to affiliated projects of the Sponsor.

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4)	We note the risk factors under Risks Related to Real Estate Investments Generally beginning on page 25. Please provide additional risk factor disclosure addressing the different risk profiles associated with the types of collateral underlying your loans—e.g., single family residential, multi-family and commercial loans—and the fact that investors will not know in advance the mix of loan types you will have, or tell us why you believe such risk factor disclosure is not warranted.

Issuer’s Response: The Issuer directs the staff to the expanded risk disclosures found on pages 16 and 25 through 31 of the First Amendment.

5)	We note that you have provided disclosure presenting your use of proceeds if 50% of the maximum amount is raised. Please expand your disclosure to present your use of proceeds if 75% and 25% of the maximum amount is raised.

Issuer’s Response: The Issuer directs the staff to the expanded use of proceeds disclosure found on pages 32 through 33 of the First Amendment.

6)	We note your disclosure that you reserve the right to provide financing to third parties or affiliates of you and Developer, and we note that your LLC agreement says that you have the power to fund loans to or equity investments in Megatel Homes, L.L.C., Megatel Holdings, LLC, and Megatel Homes III, LLC, on such terms and conditions as the Manager determines, in its sole discretion. Given this, please tell us whether you believe it is necessary to provide audited financial statements of these Megatel entities in your filing in order to provide investors with sufficient information to make an informed decision and provide the basis for your conclusion.

Issuer’s Response: The Issuer no longer intends to provide loans to any other parties aside from the Developer and its wholly-owned SPE subsidiaries. The Issuer directs the staff to the revised Disclosure of the First Amendment, as well as the LLC Agreement of the Issuer, which is being filed as Exhibit (2)(b) of the First Amendment. As such, we do not believe it is necessary to provide financial information beyond the Developer.

7)	We note your disclosure that MCI Development 1, LLC (the Developer) was formed on August 26, 2022 and has not commenced operations. Please tell us how the Developer intends to develop, construct, redevelop, reposition and/or market for sale, the properties which it will acquire.

Issuer’s Response: The Issuer directs the Staff to the revised disclosure set forth in the Notes to Financial Statements at page F-15 and on page 48 of the First Amendment.  As the Developer has not commenced operations or identified any properties as yet for acquisition, development or sale, further information cannot be provided at this time.

Very truly yours,

/s/ Robert R. Kaplan

Robert R. Kaplan, Esq.

cc:          Zach Ipour (via electronic mail)

Alexander Ashrafi, Esq.

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